SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Pax World Funds Series Trust III

Address of Principal Business Office:
30 Penhallow Street
Suite 400
Portsmouth, NH 03801

Telephone Number: (800) 767-1729

Name and address of agent for service of process:
Joseph F. Keefe
President and Chief Executive Officer
Pax World Funds Series Trust III
30 Penhallow Street
Suite 400
Portsmouth, NH 03801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐ No ☒

Item 1. Exact name of registrant.

Pax World Funds Series Trust III

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The registrant was formed on December 4, 2013 in the Commonwealth of Massachusetts.

Item 3. Form of organization of registration.

Massachusetts business trust.

Item 4. Classification of registrant.

Management company.

Item 5. If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;
The registrant is an “open-end” company.
(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company.
The registrant is registering as a “diversified” company.

Item 6. Name and address of each investment adviser of registrant.

Pax World Management LLC

30 Penhallow Street

Suite 400

Portsmouth, NH 03801

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The registrant’s officers are as follows:

Joseph F. Keefe, Chief Executive Officer (Principal Executive Officer)

John Boese, Chief Compliance Officer

Alicia DuBois, Treasurer (Principal Financial and Accounting Officer)

Scott LaBreche, Assistant Treasurer

Maureen Conley, Secretary

The address for each of the above officers is c/o Pax World Management , LLC, 30 Penhallow Street, Suite 400, Portsmouth, NH 03801.

The registrant’s directors are as follows:

Adrian Anderson

Carl Doerge, Jr

Cynthia Hargadon

Joseph Keefe

Louis Laucirica

John Liechty

Laurence Shadek

Nancy Taylor

The address for each of the above directors is c/o Pax World Management, LLC, 30 Penhallow Street, Suite 400, Portsmouth, NH 03801.

Item 8. Not applicable.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public.

No.
(b)	Not applicable.
(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.
Yes.
(d)	State whether registrant has any securities currently issued and outstanding.
No.
(e)	Not applicable.

Item 10. State the current value of registrant’s total assets.

As of  February 4, 2014 the value of registrant’s total assets is $0.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

A copy of the Agreement and Declaration of Trust of Pax World Funds Series Trust III, together with all amendments thereto, is on file with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the [31st day of January, 2014].

Attest:	/s/ Maureen Conley		By:	/s/ John Boese
	Name:	Maureen Conley		Name:	John Boese
	Title:	Secretary		Title:	Chief Compliance Officer

POWER OF ATTORNEY

The undersigned constitutes each of Joseph F. Keefe, Maureen L. Conley and John Boese, individually, as my true and lawful attorney, with full power to sign for me and in my name, the registration statement on Form N-1A and any and all amendments thereto of Pax World Funds Series Trust III (a “Trust”) in connection with the reorganization of the selling fund indicated below into the buying fund indicated below:

Selling Fund	Buying Fund

Pax World Global Women’s Equality Fund, a series of Pax World Funds Series Trust I	[Pax/[Newco] Global Women’s Index Fund], a series of Pax World Funds Series Trust III

This Power of Attorney authorizes the above individuals to sign the undersigned’s name and will remain in full force and effect until specifically rescinded by the undersigned.

The undersigned specifically permits this Power of Attorney to be filed, as an exhibit to any such registration statement on Form N-1A or any amendment thereto, with the Securities and Exchange Commission.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date(s) indicated.

/s/ Adrian Anderson	/s/ Louis Laucirica
Adrian Anderson	Louis Laucirica
Dated: 12/4/2013	Dated: 12/4/2013

/s/ Carl Doerge, Jr.	/s/ John Liechty
Carl Doerge, Jr.	John Liechty
Dated: 12/4/2013	Dated: 12/4/2013

/s/ Cynthia Hargadon	/s/ Laurence A. Shadek
Cynthia Hargadon	Laurence A. Shadek
Dated: 12/4/2013	Dated: 12/4/2013

/s/ Joseph Keefe	/s/ Nancy S. Taylor
Joseph Keefe	Nancy S. Taylor
Dated: 12/4/2013	Dated: 12/4/2013